CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2013 FINANCIAL RESULTS, CHARTER RENEWALS FOR A NUMBER OF ITS VESSELS, AND THE AGREEMENTS TO ACQUIRE ONE MODERN ECO-TYPE MR PRODUCT TANKER AND TO SELL THE M/T AGAMEMNON II.

ATHENS, Greece, October 31, 2013 -- Capital Product Partners L.P. (the "Partnership" or "CPLP") (NASDAQ: CPLP), an international diversified shipping company today released its financial results for the third quarter ended September 30, 2013.

The Partnership's net income for the quarter ended September 30, 2013, was $33.2 million, including a $24.8 million gain from bargain purchase related to the purchase value of the M/V 'CCNI Angol' (ex 'Hyundai Prestige'), the M/V 'Hyundai Privilege' and the M/V 'Hyundai 'Platinum' (together the "Additional 5,023 TEU Container Vessels"), as the fair value of the vessels and their attached time charters exceeded the purchase consideration. After taking into account the $4.5 million preferred interest in net income attributable to the unit holders of the 20,855,555 Class B Convertible Preferred Units outstanding as of September 30, 2013, (the "Class B Units" and the "Class B Unitholders"), the result for the quarter ended September 30, 2013 was $0.35 net income per limited partnership unit, which is $0.13 lower than the $0.48 income per unit from the previous quarter ended June 30, 2013 and $0.29 higher than the $0.06 net income per unit in the third quarter of 2012.

Operating surplus for the quarter ended September 30, 2013 was $25.8 million, which is $30.8 million lower than the $56.6 million from the second quarter of 2013 and $3.9 million higher than the $21.9 million of the third quarter of 2012. The Partnership's operating surplus for the quarter ended June 30, 2013 included a $32.0 million gain related to the sale to a third party of the Partnership's claims against Overseas Shipholding Group Inc. ("OSG") and certain OSG subsidiaries in connection with their voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $21.3 million for the quarter ended September 30, 2013. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section "Appendix A" at the end of the press release, for a reconciliation of this non-GAAP measure to net income.

Revenues for the third quarter of 2013 were $42.7 million, compared to $38.0 million in the third quarter of 2012, the increase mainly a result of the Partnership's increased fleet size and improving employment day rates for certain of the Partnership's vessels.

Total expenses for the third quarter of 2013 were $30.7 million compared to $26.9 million in the third quarter of 2012, the increase mainly a result of the increased fleet size of the Partnership. The vessel operating expenses for the third quarter of 2013 amounted to $13.9 million for the commercial and technical management of our fleet under the terms of our management agreements, compared to $11.3 million in the third quarter of 2012. The total expenses for the third quarter of 2013 also include $13.2 million in depreciation and amortization, compared to $12.0 million in the third quarter of 2012. General and administrative expenses for the third quarter of 2013 amounted to $2.1 million, which include a $0.8 million non-cash charge related to the Partnership's Omnibus Incentive Compensation Plans. The Partnership's Omnibus Incentive Compensation Plan is now fully vested and the non-cash charge is not expected to be incurred in the coming quarters.

As discussed above, in the third quarter of 2013, the Partnership reported a gain from bargain purchase of $24.8 million related to the purchase value of the Additional 5,023 TEU Container Vessels, each of which was acquired by the Partnership on September 11, 2013.

Total other expense, net for the third quarter of 2013 amounted to $3.6 million compared to $3.8 million for the third quarter of 2012.

As of September 30, 2013, the Partners' capital amounted to $804.5 million, which is $230.7 million higher than the Partners' capital as of December 31, 2012, which amounted to $573.8 million. This increase primarily reflects the issuance of 13,685,000 common units in the quarter ended September 30, 2013, which raised gross proceeds of approximately $126.6 million, the issuance of the 9.1 million Class B Units, which raised gross proceeds of approximately $75.1 million, combined with the payment of $63.3 million in distributions since December 31, 2012 and the net income for the nine months period ended September 30, 2013.

As of September 30, 2013, the Partnership's total debt has increased by $126.3 million to $584.7 million, compared to total debt of $458.4 million as of December 31, 2012, as a result of the loan advances under the Partnership's credit facilities during the nine months period ended September 30, 2013 in connection with the acquisition of the five 5,023 TEU Container Vessels acquired in 2013.

Issuance of 13,685,000 Common Units, Entry into a New Up To $200.0 million Senior Secured Credit Facility and Acquisition of Three Additional 5,023 TEU Container Vessels

The Partnership announced on August 13, 2013 the issuance and sale of 13,685,000 common units representing limited partnership interests at a public offering price of $9.25 per unit, which included 1,785,000 common units sold as a result of the full exercise of the over-allotment option granted to the underwriters of the public offering.

In September 2013 the Partnership entered into a new senior secured credit facility of up to $200.0 million led by ING Bank N.V. The facility is non-amortizing until March 2016, with a final maturity date in December 2020. The facility carries a rate of LIBOR plus 350 basis points and a commitment fee of 100 basis points. The facility will be available for the funding of up to 50% of the charter free value of modern product tankers and post panamax container vessels.

The Partnership used the net proceeds from the issuance of the 13,685,000 common units together with approximately $75.0 million from its new up to $200.0 million senior secured credit facility and part of its cash balances to acquire the three Additional 5,023 TEU Container Vessels from its sponsor Capital Maritime & Trading Corp. ("Capital Maritime") for an aggregate purchase price of $195.0 million. Each of the Additional 5,023 TEU Container Vessels was built in 2013 at Hyundai Heavy Industries. Co. Ltd. and each Additional 5,023 TEU Container Vessel is employed under a 12 year time charter employment (+/- 60 days) to Hyundai Merchant Marine Co. Ltd. at a gross rate of $29,350 per day. The charters commenced shortly after the delivery of the Additional 5,023 TEU Container Vessels to Capital Maritime during the first half of 2013.

Fleet Developments

The Partnership announced on September 24, 2013 that the M/T British Ensign or M/T Atlantas (36,760 IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea), the M/T British Envoy or M/T Aktoras (36,759 IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) and the M/T British Emissary or M/T Aiolos (36,760 IMO II/III Chemical Product Tanker built 2007 Hyundai Mipo Dockyard, South Korea) will extend their charters with BP Shipping Limited ("BP Shipping") for an additional 18-36 months in direct continuation of their previous bareboat charters at a revised day rate.

The M/T British Ensign will continue its bareboat charter with BP Shipping after the completion of its current charter in April 2014 for an additional 24 months at a bareboat rate of US$6,750 per day. BP Shipping has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of US$ 7,250 per day for the optional periods if declared or on time charter basis during the optional periods at a time charter rate of US$ 14,250 per day, if declared. If all options were to be exercised, the employment of the vessel would extend to April 2017.

The M/T British Envoy will continue its bareboat charter with BP Shipping after the completion of the current charter in July 2014 for an additional 18 months at a bareboat rate of US$ 7,000 per day. BP Shipping has the option to extend the charter duration for up to a further 12 months either as a bareboat charter at a bareboat rate US$ 7,250 per day for the optional periods, if declared or as a time charter at a time charter rate of US$ 14,250 per day, if declared. If all options were to be exercised, the employment of the vessel would extend to January 2017.

The M/T British Emissary will continue its bareboat charter with BP Shipping after the completion of its current charters in March 2015 for an additional 24 months at a bareboat rate of US$ 7,000 per day. BP Shipping has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of US$ 7,250 per day for the optional periods if declared or on a time charter basis during all optional periods at a time charter rate of US$ 14,250 per day if declared. If all options were to be exercised, the employment of the vessel would extend to March 2018.

The M/T Avax (47,834 dwt, IMO II/III Chemical Product Tanker built 2007 Hyundai Mipo Dockyard, South Korea) was chartered in October 2013 to BP Shipping for a minimum charter term of one year (+/- 30 days). BP Shipping has the option to extend the charter for an additional 12 months at a gross day rate of $15,600 per day. The vessel had been under charter with Capital Maritime as of May 2013 for 12 months (+/- 30 days) at a gross daily charter rate of $14,750. The vessel's actual earnings under the new charter will be $14,750 gross per day until May 2014 and $14,800 gross per day between May and October 2014, as the new daily charter rate includes compensation that Capital Maritime will pay to the Partnership for the vessel's early redelivery in accordance with the terms of the charter party agreement with Capital Maritime.

The M/T Apostolos (47,782 dwt, IMO II/III Chemical Product Tanker built 2007, South Korea) extended its charter with our Sponsor, Capital Maritime, by a period of 14 to 18 months at a gross rate of $14,850 per day, which is $850 per day higher than its previous employment day rate. The charter is expected to commence in October 2013 and the earliest redelivery for the M/T Apostolos is expected to be December 2014.

The M/T Anemos I (47,782 dwt, IMO II/III Chemical Product Tanker built 2007, South Korea) entered into a new charter with our Sponsor, Capital Maritime, for a period of 14 to 18 months at a gross rate of $14,850 per day, which is $150 per day higher than its previous employment day rate. The charter is expected to commence in November 2013 and the earliest redelivery for the M/T Anemos I is expected to be January 2015.

The charters of each of the M/T Avax, M/T Apostolos and M/T Anemos I are subject to 50/50 profit sharing arrangements for breaching Institute Warranty Limits and were unanimously approved by the Conflicts Committee of the Partnership.

As a result of the above acquisitions and charter extensions, the weighted average remaining charter duration of our fleet is 8.9 years as of September 30, 2013 compared to 4.0 years at the end of 2012.

In October 2013, the Partnership has entered into two separate agreements with non-affiliated third parties to acquire an eco-Type MR product tanker to be renamed M/T Aristotelis (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd, S. Korea) and to sell the M/T Agamemnon II (51,238 dwt IMO II/III Chemical Product Tanker built 2008, STX Shipbuilding & Offshore, S. Korea). The acquisition of M/T Aristotelis will be funded with proceeds from the sale of M/T Agamemnon II and approximately $6 million from the Partnership's cash balances.

It is expected that the M/T Aristotelis will be employed on a period time charter for $17,000 gross per day for 18-24 months with Capital Maritime. Currently, the M/T Agamemnon II is employed on a time charter to Capital Maritime at a gross rate of $14,500 per day until March 2014. We expect these transactions to be completed during the fourth quarter of 2013.

Each of the transactions of M/T Aristotelis and M/T Agamemnon II have been unanimously approved by our Board of Directors.

Market Commentary

Overall, product tanker spot earnings in the third quarter of 2013 were at levels higher than in the third quarter of 2012. Strong petroleum product exports from the U.S. Gulf, stemming from increasing oil production and high refinery throughputs, continued to support the market. However, softer rates compared to the earlier part of 2013, were seen in the Atlantic as declining European refinery utilization, the lack of arbitrage opportunities and seasonally weaker gasoline imports to the U.S. exerted downwards pressure on the market.

The product tanker period market remained active during the course of the third quarter of 2013, as more charterers sought to take period coverage and at slightly higher time charter rates compared to the previous quarter.

On the supply side, the product tanker order book continued to experience slippage during 2013, as approximately 21% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts expect that net fleet growth for product tankers for 2014 will be in the region of 3.5%, while overall demand for MR product tankers for the year is estimated to grow at 4.8%. We believe the improving demand and supply balance of the product tanker market should continue to positively affect spot and period charter rates going forward.

The Suezmax spot market remained at seasonally low levels as increased vessel supply, reduced U.S. crude imports and lower Libyan production at the end of the third quarter put downward pressure on rates.

Slippage for the Suezmax tanker order book continues to affect tonnage supply as approximately 35% of the expected crude newbuildings were not delivered on schedule. Industry analysts expect the Suezmax tanker order book slippage and cancellations to increase going forward due to the historically weak spot market, the soft shipping finance environment and downward pressure on asset values. Suezmax tanker demand is expected to grow by 4.1% in the full year 2014 with net fleet growth projected at 2.3%.

Quarterly Common and Class B Unit Cash Distribution

On October 21, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the third quarter of 2013, in line with management's annual distribution guidance. The third quarter common unit cash distribution will be paid on November 15, 2013, to unit holders of record on November 8, 2013.

In addition, on October 21, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the third quarter of 2013, in line with the Partnership's Second Amended and Restated Partnership Agreement, as amended. The third quarter Class B Unit cash distribution will be paid on November 8, 2013, to Class B Unitholders of record on November 1, 2013.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership's General Partner, commented:

"During the third quarter we have taken more steps to grow the Partnership. At the same time the period charter market in product tankers, where the majority of our fleet operates, has continued to improve. As a number of the charters for our product tankers expire during the remainder of 2013 and throughout 2014, we expect to benefit from our exposure to the improving fundamentals of the product tanker sector.

"We have successfully concluded an important transaction for the Partnership with the acquisition of three additional 5,023 TEU container vessels with long term period charters, partly financed by the proceeds from our issuance of 13.7 million common units earlier in the quarter. We believe that this transaction, the effects of which will be fully reflected in the fourth quarter, enhances the cash flow visibility to our shareholders, further diversifies our revenue stream, and will further underpin our existing distribution level and allow for potential distribution growth ahead.

"In addition, we are pleased to have fixed three product tanker on new period business and to have extended the charters of three existing product tankers with BP Shipping, as the prospects for the product tanker market continue to improve. Importantly, the new $200.0 million loan facility we have arranged during the quarter will further facilitate us to continue to pursue our growth path ahead."

Mr Lazaridis concluded: "I would like to reiterate our commitment to the $0.93 per unit annual distribution guidance going forward, and to the continued enhancement of our financial flexibility and distribution coverage, in order to pursue growth opportunities and forge a pathway to distribution growth."

Conference Call and Webcast

Today, Thursday October 31, 2013 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote "Capital Product Partners."

A replay of the conference call will be available until November 7, 2013 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth and demand, newbuilding deliveries and slippage as well as market and charter rate expectations and expectations regarding our quarterly distributions, ability to pursue growth opportunities and grow our distributions and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and dry bulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Bluemarine Cargo, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three month period ended September 30,		For the nine month period ended September 30,
	2013	2012	2013	2012
Revenues	$29,084	$19,280	$82,810	$63,063
Revenues – related party	13,658	18,674	41,666	52,578
Total Revenues	42,742	37,954	124,476	115,641
Expenses:
Voyage expenses	1,371	1,078	4,253	4,337
Voyage expenses related party	68	137	228	421
Vessel operating expenses - related party	4,442	5,485	12,938	18,907
Vessel operating expenses	9,467	5,820	26,989	15,650
General and administrative expenses	2,120	2,360	8,104	6,907
Gain on sale of vessel to third parties	-	-	-	(1,296)
Depreciation & amortization	13,221	12,020	37,901	36,241
Operating income	12,053	11,054	34,063	34,474
Non operating income (expense),net:
Gain on sale of claim	-	-	32,000	-
Gain from bargain purchase	24,781	-	42,256	-
Total non operating income (expense), net	24,781	-	74,256	-
Other income (expense), net:
Interest expense and finance cost	(3,973)	(3,877)	(11,330)	(22,806)
Gain/(Loss) on interest rate swap agreement	-	(24)	4	1,423
Interest and other income	331	70	531	727
Total other expense, net	(3,642)	(3,831)	(10,795)	(20,656)
Net income	$33,192	$7,223	$97,524	$13,818
Preferred unit holders' interest in Partnership's net income	4,458	3,325	14,998	7,484
General Partner's interest in Partnership's net income	575	78	1,651	127
Common unit holders' interest in Partnership's net income	28,159	3,820	80,875	6,207
Net income per:
Common unit basic	$0.35	$0.06	$1.11	$0.09
Weighted-average units outstanding:
Common units basic	78,892,067	68,266,345	71,925,843	68,213,293
Net Income per:
Common unit diluted	$0.32	$0.06	$1.02	$0.09
Weighted-average units outstanding:
Common units diluted	101,911,889	68,266,345	94,001,263	68,213,293
Comprehensive income:
Partnership's net income	33,192	7,223	97,524	13,818
Other Comprehensive income:
Unrealized gain on derivative instruments	-	455	462	10,295
Comprehensive income	$33,192	$7,678	$97,986	$24,113

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars, except number of units and earnings per unit)

	As of September 30, 2013	As of December 31, 2012
Assets
Current assets
Cash and cash equivalents	$66,608	$43,551
Trade accounts receivable, net	3,660	2,346
Prepayments and other assets	1,397	1,259
Above market acquired charters	1,237	-
Inventories	2,706	2,333
Total current assets	75,608	49,489
Fixed assets
Vessels, net	1,191,780	959,550
Total fixed assets	1,191,780	959,550
Other non-current assets
Trade accounts receivable, net	-	848
Above market acquired charters	134,648	47,720
Deferred charges, net	4,854	2,021
Restricted cash	15,000	10,500
Total non-current assets	1,346,282	1,020,639
Total assets	$1,421,890	$1,070,128

Liabilities and Partners' Capital
Current liabilities
Current portion of long-term debt	$5,400	$-
Trade accounts payable	7,759	4,776
Due to related parties	11,151	17,447
Derivative instruments	-	467
Accrued liabilities	4,125	2,781
Deferred revenue	8,310	10,302
Total current liabilities	36,745	35,773
Long-term liabilities
Long-term debt	579,265	458,365
Deferred revenue	1,422	2,162
Total long-term liabilities	580,687	460,527
Total liabilities	617,432	496,300
Commitments and contingencies
Partners' capital	804,458	573,828
Total liabilities and partners' capital	$1,421,890	$1,070,128

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the nine months period ended September 30,
	2013	2012
Cash flows from operating activities:
Net income	97,524	13,818
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	37,901	36,241
Gain from bargain purchase	(42,256)	-
Amortization of deferred charges	266	393
Gain on interest rate swap agreements	(4)	(1,424)
Gain on sale of vessel to third parties	-	(1,296)
Amortization of above market acquired charters	9,091	5,884
Equity compensation expense	3,528	3,051
Changes in operating assets and liabilities:
Trade accounts receivable	(466)	617
Dry-docking costs	(509)	-
Prepayments and other assets	(138)	81
Inventories	(373)	1,560
Trade accounts payable	1,357	(3,845)
Due to related parties	(6,296)	(56)
Accrued liabilities	1,198	1,041
Deferred revenue	(2,613)	(496)
Net cash provided by operating activities	98,210	55,569
Cash flows from investing activities:
Vessel acquisitions and improvements	(325,000)	(210)
Increase in restricted cash	(4,500)	(3,750)
Net proceeds from sale of vessel to third parties	-	19,675
Net cash (used in) / provided by investing activities	(329,500)	15,715
Cash flows from financing activities:
Net proceeds from issuance of Partnership units	193,202	138,908
Proceeds from issuance of long-term debt	129,000	-
Loan issuance costs	(1,899)	(141)
Payments of long-term debt	(2,700)	(170,066)
Dividends paid	(63,256)	(53,533)
Net cash provided by / (used in) financing activities	254,347	(84,832)
Net increase / (decrease) in cash and cash equivalents	23,057	(13,548)
Cash and cash equivalents at beginning of period	43,551	53,370
Cash and cash equivalents at end of period	66,608	39,822
Supplemental cash flow information
Cash paid for interest	10,632	22,111
Non-cash investing and financing activities
Capitalised and dry-docking vessel costs included in liabilities	900	34
Unpaid issuance costs	830	2,489

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense, the gain from bargain purchase and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the three-month period ended September 30, 2013.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended September 30, 2013
Net income	$ 33,192
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	14,218
Deferred revenue	3,160
Gain from bargain purchase	(24,781)
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	25,789
Class B preferred units distribution	(4,458)
ADJUSTED OPERATING SURPLUS	21,331
Increase in recommended reserves	(808)
AVAILABLE CASH	$ 20,523